EXHIBIT 21

Subsidiaries of Registrant
(As of December 31, 2016)

State or Jurisdiction of Incorporation or Organization
Name
Douglas Insurance Agency, Inc.	Michigan
Flagstar Bank, FSB	United States of America
Flagstar Real Estate Holdings, Inc.	Michigan
Flagstar Reinsurance Company	Vermont
Flagstar Capital Markets Corporation	Delaware
Flagstar ABS, LLC	Delaware
Flagstar Statutory Trust II	Connecticut
Flagstar Statutory Trust III	Delaware
Flagstar Statutory Trust IV	Delaware
Flagstar Statutory Trust V	Delaware
Flagstar Statutory Trust VI	Delaware
Flagstar Statutory Trust VII	Delaware
Flagstar Statutory Trust VIII	Delaware
Flagstar Statutory Trust IX	Delaware
Flagstar Statutory Trust X	Delaware
Long Lake REIT	Maryland
Long Lake MSR, Inc.	Maryland
Paperless Office Solutions, Inc.	Michigan